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                                                                    Exhibit 99.3

                              Smartlogik Group plc

                             Strategic Review Update

 London, England 19 April 2002: The Board of Smartlogik Group plc (LSE: SLK;
NASDAQ: SLGK) ("Smartlogik" or "the Company") the knowledge products company, has convened with its financial and legal advisors to consider the current status of the ongoing Strategic Review, initially announced on 25 January 2002. In the course of the Strategic Review, a significant number of alternative deal structures have been investigated and potentially interested parties contacted by the Board and its advisors.

 The Board today remains in active discussions regarding two potential strategic alternatives: the first relating to a sale of the trade and assets of the Company and the other involving a fundraising and concurrent merger with a private company.

 At the present time, there is no certainty that either of the above transactions will be successfully concluded, nor that either will deliver any future value for the Company's current shareholders.

 In the event that neither of these transactions is completed by 30 April 2002 the Group will have no choice but to seek the appointment of an Administrator as it would no longer have sufficient cash resources to operate as a going concern, as indicated in the Strategic Review Update announcement of 28 February 2002.

                                    - Ends -

 Enquiries:

Smartlogik Group plc                                        020 7930 6900
Stephen Hill, Chief Executive
Elizabeth Brittain, Head of Marketing

 BDO Stoy Hayward Corporate Finance                         020 7486 5888
Alex White, Partner
Yvonne Beirne, Director

Hogarth Partnership Ltd                                     020 7357 9477

John Olsen, Partner

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This statement contains certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information which has been, or in the future may be, included in reliance on the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's 2000 Annual Report and Form 20-F and other documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.'

END